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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 N Rio Grande Suite 101
(No. and Street)

Salt Lake City (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins
(Name – *if individual, state last, first, middle name*)

1011 W 400 North Suite 100 (Address) Logan (City) UT (State) 84323 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

akb

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2016 and 2015

ASSETS	2016	2015
Current assets:		
Cash	$ 256,710	342,252
Accounts receivable, net	165,786	191,203
Prepaid expenses	67,394	33,667
Related party receivable	18,235	31,253
Income tax receivable	10,000	-
Total current assets	518,125	598,375
Property and equipment, net	34,308	30,654
Cash surrender value of life insurance	312,166	269,650
Total assets	$ 864,599	898,679
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payables	$ 322,538	340,715
Current portion of deferred income taxes	25,000	42,000
Total current liabilities	347,538	382,715
Deferred income taxes	10,000	9,000
Total liabilities	357,538	391,715
Stockholders' equity:		
Common stock, $1 par value, 50,000 shares authorized, 4,024 and 4,102 shares issued and outstanding, respectively	4,024	4,102
Additional paid-in capital	-	-
Retained earnings	503,037	502,862
Total stockholders' equity	507,061	506,964
Total liabilities and stockholders' equity	$ 864,599	898,679

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2016 and 2015

	2016	2015
Revenues:		
Financial advisory fees	$ 2,412,835	2,145,142
Consulting fees	1,549,420	1,854,783
Gain on investments	42,516	21,340
Other	719	55
Total revenues	4,005,490	4,021,320
Operating expenses:		
Employee compensation and benefits	3,096,168	2,880,926
Other general and administrative expenses	685,266	839,149
Occupancy	171,432	175,220
Total operating expenses	3,952,866	3,895,295
Income from operations	52,624	126,025
Other expense:		
Interest expense	-	(150)
Total other expense	-	(150)
Income before income taxes	52,624	125,875
Provision for income taxes	11,000	50,000
Net income	$ 41,624	75,875

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2015	4,178	4,178	$ -	$ 467,414	$ 471,592
Purchase and retirement of stock	(76)	(76)	-	(40,427)	(40,503)
Net income	-	-	-	75,875	75,875
Balance at December 31, 2015	4,102	4,102	-	502,862	506,964
Purchase and retirement of stock	(78)	(78)	-	(41,449)	(41,527)
Net income	-	-	-	41,624	41,624
Balance at December 31, 2016	4,024	$ 4,024	$ -	$ 503,037	$ 507,061

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:		
Net income	$ 41,624	75,875
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	12,764	11,408
Deferred income taxes	(16,000)	13,000
(Increase) decrease in:		
Accounts receivable	25,417	(19,853)
Prepaid expenses	(33,727)	(24,562)
Related party receivable	13,018	19,382
Income tax receivable	(10,000)	-
Increase (decrease) in payables	(18,177)	65,123
Net cash provided by operating activities	14,919	140,373
Cash flows from investing activities:		
Change in cash surrender value of life insurance	(42,516)	(21,340)
Purchase of property and equipment	(16,418)	(18,238)
Net cash used in investing activities	(58,934)	(39,578)
Cash flows from financing activities:		
Purchase and retirement of common stock	(41,527)	(40,503)
Net cash used in financing activities	(41,527)	(40,503)
Net (decrease) increase in cash	(85,542)	60,292
Cash, beginning of year	342,252	281,960
Cash, end of year	$ 256,710	342,252

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2016.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. At December 31, 2016 and 2015, no allowance was considered necessary.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Note 2 – Related Party Transactions

The Company provides management services to LRB Financial and Green Light Management, LLC, companies also owned by the stockholders of the Company. During the years ended December 31, 2016 and 2015, the Company recorded management fee revenue of $213,749 and $214,727, respectively. At December 31, 2016 and 2015, the outstanding balance of related party receivable was $18,235 and $31,253, respectively.

Note 3 – Property and Equipment

Property and equipment consists of the following:

	2016	2015
Computer equipment	$ 154,642	152,850
Furniture and fixtures	243,622	243,622
Leasehold improvements	2,368	2,368
	400,632	398,840
Less accumulated depreciation and amortization	(366,324)	(368,186)
	$ 34,308	30,654

Note 4 – Payables

Payables consist of the following:

	2016	2015
Pension payable	$ 196,103	196,711
Income taxes payable	-	14,000
Accounts payable	11,282	34,217
Vacation payable	35,001	35,424
Other payables	80,152	60,363
	$ 322,538	340,715

Note 5 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2017. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,		Amount
2017		20,000
	$	20,000

Rental expense on the operating leases for the years ended December 31, 2016 and 2015 was approximately, $177,000 and $197,000, respectively.

Note 6 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $225,000 and $242,000 for the years ended December 31, 2016 and 2015, respectively.

Note 7 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are approximately as follows:

		2016	2015
Interest	$	-	150
Income taxes	$	52,312	22,846

Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2016	2015
Current	$	27,000	37,000
Deferred		(16,000)	13,000
	$	11,000	50,000

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2016	2015
Federal tax at statutory rates	$	9,000	32,000
State tax at statutory rates		2,000	5,000
Insurance		(2,000)	5,000
Meals and entertainment		4,000	6,000
Other		(2,000)	2,000
	$	11,000	50,000

Deferred tax assets (liabilities) consist of the following:

		2016	2015
Revenue and expense recognition	$	(36,000)	(50,000)
Depreciation		(10,000)	(9,000)
Charitable contribution carryforward		11,000	8,000
	$	(35,000)	(51,000)

Note 8 – Income Taxes (continued)

Presented in the financial statements as follows:

		2016	2015
Current portion of deferred income taxes	$	(25,000)	(42,000)
Deferred income taxes		(10,000)	(9,000)
	$	(35,000)	(51,000)

The charitable contribution credit will start to expire in 2017.

Note 9 – Commitments and Contingencies

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through July 15, 2020.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company had net capital of $241,206 and $264,344, respectively, which was $219,703 and $241,630, respectively, in excess of its required net capital of $21,503 and $22,714, respectively. At December 31, 2016 and 2015, the Company's net capital ratio was 1.3 to 1 and 1.3 to 1, respectively.

Note 11 – Subsequent Events

The Company evaluated its December 31, 2016 financial statements for subsequent events through February 28, 2017, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

NET CAPITAL:	
Total ownership equity	$ 507,061
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	507,061
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital	35,000
Total capital and allowable credits	542,061
Deductions for non-allowable assets	(295,723)
Net capital before haircuts on securities positions	246,338
Haircuts on securities:	
Current investments (money market funds 2%)	(5,132)
Net capital	$ 241,206
AGGREGATE INDEBTEDNESS:	
Total liabilities (less deferred income taxes) from balance sheet	$ 322,538
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 21,503
Excess net capital	$ 219,703
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$ 208,952
Ratio of aggregate indebtedness to net capital	1.3 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2016, as amended on February 28, 2017):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 241,206
Reconciling items	-
Net capital per above	$ 241,206

Schedule 2

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2016

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.



www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Letter, in which (1) Lewis Young Robertson & Burningham, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2017

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

February 17, 2017

Exemption Report Letter

As has been previously discussed on a number of occasions with various people at FINRA over the past nineteen years, Lewis Young Robertson & Burningham, Inc. does not maintain customer accounts in any form or fashion. As such, when required to respond to question 25 on the FOCUS Filing Report, inquiry was made to FINRA about which of the options we should select since none of the provided exemptions apply to our firm. We were directed at the time to check (k)(2) (i) which we have sought to check from that time forward.

Therefore, Lewis Young Robertson & Burningham, Inc. (the Company) continues to claim exemption from 17 C.F.R. 240.15.c.3-3 per provision (2)(i) of 17 C.F.R. 240.15c3-3(k) "Special Account for the Exclusive Benefit of Customers Maintained". We acknowledge that we do not have any special bank account established and this is due to the fact that the Company carries no customer accounts, no margin accounts and we have never transmitted any customer funds or utilized funds to deliver any securities or received any securities and have never held funds or securities for, or owe money or securities to customers. We have never traded any securities, received any customer funds nor are we planning to ever trade any securities or receive any customer funds and if we did such we are under the express understanding that the Company would need to amend its BD. Setting up such a bank account would be meaningless and an unnecessary cost since we do not maintain any customer accounts.



Laura D. Lewis
Principal
Chie Compliance Officer

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101
TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2016 and 2015

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2016 and 2015


JONES
SIMKINS
Certified Public Accountants

www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying statements of financial condition of Lewis Young Robertson & Burningham, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in

conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2017